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                              SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
          --------------------------------------------------------
                     Securities and Exchange Commission
                          Washington, D.C. 20549
          --------------------------------------------------------

                       VOICE IT WORLDWIDE, INC.
                           (Name of Issuer)

              Common                              92861K100
   (Title of Class of Securities)               (CUSIP Number)


                            Elroy G. Roelke
       8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206
                            (214) 891-8294
  Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             March 31, 1996
        (Date of Event which Requires Filing of this Statement)

1. Names of Reporting Person S.S. or I.R.S. Identification No.:
       Renaissance Capital Growth & Income Fund III, Inc.  75-2533518
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2. Check the Appropriate Box if a Member of a Group:
   (a)    N/A
       ------------
   (b)    N/A
       ------------

3. SEC Use Only:

4. Source of Funds:   PF
                    ---------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e):   None
                  ------

6. Citizenship or Place of Organization:  Texas
                                         -------
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole voting Power:  935,114
                        ---------

(8)  Shared Voting Power:   0
                          ----

(9)  Sole Dispositive Power:  935,114
                             ---------

(10)  Shared Dispositive Power:  0
                                ---

11. Aggregate Amount Beneficially Owned be Each Reporting Person:  935,114
                                                                  ---------


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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: None
                                                                       ----
13. Percent of Class Represented by Amount in Row (11):  17.5%
                                                         -----
14. Type of Reporting Person:  IV
                              -----


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                                    SCHEDULE 13D
                                    ------------
                             Filed Pursuant to Rule 13D-1

Item 1. SECURITY AND ISSUER:

                8% Convertible Debenture by and between Renaissance Capital Growth & Income Fund III, Inc. as Lender and Voice It Worldwide, Inc. as Borrower.

                Common Stock Purchase Warrant to purchase 915,000 shares of $2.75 on or before October 27, 1998.

                Voice It Worldwide, Inc.                    Company
                2643 Midpoint Drive, Suite A
                Fort Collins, CO 80525


Item 2. IDENTITY AND BACKGROUND:

a., b., c.     Renaissance Capital Growth &                 Filer
               Income Fund III, Inc.
               8080 N. Central Expressway, Suite 210
               Dallas, Texas 75206

               Renaissance Capital Group, Inc.              Investment
               8080 N. Central Expwy., Suite 210            Advisor to the
               Dallas, TX 75206                             Filer

               Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, organized as a business development company under the Investment Company Act of 1940.

               The officers of Renaissance Capital Group, Inc. are:
                    Russell Cleveland, President
                    Elroy G. Roelke, Senior Vice President and General
                       Counsel
                    Barbe Butschek, Senior Vice President, Corporate
                       Secretary and Treasurer
                    Vance M. Arnold, Executive Vice President
                    Mardon M. Navalta, Vice President
                    Martin Cohen, Vice President

               Renaissance Capital Group, Inc. a Texas corporation, is the Investment Advisor and is responsible for the administration of the Filer's investment portfolio.

        d.     None
        e.     None
        f.     Texas


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

          The Filer's source of funds for this transaction came exclusively from the Filer's investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a Private Placement.


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Item 4. PURPOSE OF TRANSACTION:

          The sole purpose of the acquisition of these securities was as an investment in accordance with Filer's election as a Business Development Company under the Investment Act of 1940.


          The Filer, as part of its Loan Agreement with the Company, has the right to elect one member to the Board of Directors of the Company. The Filer has not yet made a decision whether it will elect such right.


Item 5. INTEREST IN SECURITIES OF THE ISSUER:

          As described more fully in the original Schedule 13D filed in 1995, the Filer currently holds the Company's $2,450,000 8% Convertible Debenture convertible at $2.625, a Common Stock Purchase Warrant for 915,000 shares of Common Stock at $2.75.

          The Company did not meet its minimum financial ratios as required under the Loan Agreement and the Filer waived the event of non -compliance. As payment for this waiver, the Company issued the Filer a four year Warrant to purchase 25,000 shares of the Company's common stock at $1.50.

          If the Filer converted its entire Debenture and purchased all the shares available under the Common Stock Purchase Warrant, the Filer would own approximately 17.5% of the Company. Out of the money Warrants were not used in the ownership calculation by the Filer.

          The Convertible Debenture Loan Agreement grants the Filer the right to elect one member to the board of directors of the Company and as yet the Filer has not made a decision whether it will elect such a right. The Filer does not have the right to vote the Common Stock underlying the Convertible Debenture until and unless it elects to convert said instrument.

          The Filer has not effected any transactions in the securities of the Company prior to the grant of thes Warrant except as otherwise disclosed herein on the original Schedule 13D.

Item 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER:

          The Company and the Filer entered into a Convertible Debenture Loan Agreement on October 27, 1995 and said document contains default and other provisions contained in loan agreements more generally. As mentioned in the previous item, the Convertible Debenture Loan Agreement does grant the Filer the option to name a board of director to the Company. The Investment Advisor of the Filer has a profit interest of up to 20% of the profits of the Filer.


Item 7. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED:

          Not Applicable


Item 8. MATERIAL TO BE FILED AS EXHIBITS:

          Not Applicable


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I certify to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.


Date: May 9, 1996


Renaissance Capital Growth & Income Fund III, Inc.
By:     Renaissance Capital Group, Inc.
        Investment Advisor



By:    /S/ Elroy G. Roelke
    -----------------------------
      Elroy G. Roelke
      Senior Vice President and General Counsel